Exhibit 99.2

Third Quarter 2024 Financial Results Novembe r 5 , 2024

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2023 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedarplus.ca) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Revised Operating Segments

Starting in Q3 2024, Colliers re-aligned its operating segments to better reflect the value and growth potential of its three complementary engines – Real Estate Services, Engineering, and Investment Management. The Real Estate Services segment encompasses the former Americas, EMEA, and Asia Pacific regions, excluding engineering and project management, which are now reported within the new Engineering segment. The Investment Management segment remains unchanged. Comparative periods have been recast to reflect this revised segmentation.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS"), free cash flow, assets under management ("AUM"), fee paying assets under management ("FPAUM"). Please refer to Appendix for reconciliations to GAAP measures.

Colliers 3 (US $ millions, except per share amounts) Highlights • Solid growth across all service lines and segments • Re - aligned operating segments better reflect value and growth • Capital Markets revenue growth exceeded expectations • Fundraising in Investment Management remained below expectations • Completed the acquisition of Englobe on July 29, 2024 • Post quarter, completed the acquisitions of Pritchard Francis and TTM in Australia and GWAL in Canada USD LC (1) Revenue 1,179.1 1,056.0 12% 11% Adjusted EBITDA 154.6 144.9 7% 6% Adjusted EBITDA Margin 13.1% 13.7% Adjusted EPS 1.32 1.19 11% GAAP Operating Earnings 109.7 70.9 55% GAAP Operating Earnings Margin 9.3% 6.7% GAAP diluted EPS 0.73 0.53 38% USD LC (1) Revenue 3,320.4 3,100.0 7% 7% Adjusted EBITDA 419.0 396.6 6% 6% Adjusted EBITDA Margin 12.6% 12.8% Adjusted EPS 3.46 3.36 3% GAAP Operating Earnings 267.8 168.3 59% GAAP Operating Earnings Margin 8.1% 5.4% GAAP diluted EPS 1.73 (0.04) NM Three months ended September 30 2024 2023 %Change Nine months ended September 30 2024 2023 % Change (1) Local Currency

28% 24% 38% 10% 20% 19% 29% 32% Please refer to Appendix Colliers 4 Trailing twelve months ended September 30, 2024 Broad Diversification Outsourcing Investment Management Engineering Leasing and Capital Markets 71% Recurring TTM Q3 2024 Revenue by Service TTM Q3 2024 AEBITDA by Service 62% Recurring

Colliers 5 Third Quarter (US$ millions) Consolidated Revenues % Change over Q3 2023 USD LC Investment Management (1) 7% 7% Engineering 22% 21% Real Estate Services 9% 8% Total 12% 11% Revenue Mix Q3 2024 Q3 2023 Investment Management 11% 11% Engineering 27% 25% Real Estate Services 62% 64% Total 100% 100%                             4  4  Engineering Investment Management Real Estate Services Local currency internal growth: 5% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 1%

                        4  4  Colliers 6 Third Quarter (US$ millions) Real Estate Services GAAP Operating Earnings: Q3 2024 $42.4M at 5.8% margin; Q3 2023 $40.8M at 6.0% margin Growth across all service lines Capital Markets transaction volumes up meaningfully against a low base in the prior year, particularly in the Americas and Asia Pacific Leasing continued to build on last quarter’s momentum, notably in EMEA and the US with several large office leasing transactions during the quarter Margin growth constrained due to continued aggressive investment in recruiting in strategic markets USD LC Revenue Growth 9% 8% AEBITDA Growth 8% 7% Revenues AEBITDA Outsourcing Leasing Capital Markets

Colliers 7 Third Quarter (US$ millions) Engineering GAAP Operating Earnings: Q3 2024 $19.7M at 6.2% margin; Q3 2023 $20.0M at 7.7% margin Revenue growth was primarily driven by the recent acquisition of Englobe Adjusted EBITDA margin improved on the favourable impact of acquisitions       4  4  USD LC Revenue Growth 22% 21% AEBITDA Growth 23% 24% Revenues AEBITDA Engineering

Colliers 8 Third Quarter (US$ millions) Investment Management GAAP Operating Earnings: Q3 2024 $67.2M at 52.8% margin; Q3 2023 $20.4M at 17.2% margin Incremental revenues from new investor capital commitments, which were lower than expectations Adjusted EBITDA margin up slightly, with continued investments in new products and strategies as well as additional investments to scale fundraising efforts AUM up $2.4 billion to $98.8 billion relative to June 30, 2024 Revenues AEBITDA                   4  4  Investment Management USD LC Revenue Growth 7% 7% Revenue Growth* 1% 1% *excluding pass-through performance fees AEBITDA Growth 1% 1% Pass - through performance fees (carried interest)

35% 52% 13% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy Colliers 9 Investment Management 51% 23% 22% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 77% 23% North America EMEA AUM by Geography AUM: $98.8B | FPAUM: $50.0B Focus on long - duration, highly differentiated AUM

• Leverage ratio of 2.5x • Expect leverage ratio to decline to 2.0x – 2.2x by the end of 2024 • Anticipating capital expenditures of $75 - $80 million in 2024 Colliers 10 (US$ millions) Capitalization & Capital Allocation Cash $ 157.0 $ 181.1 $ 168.6 Total Debt 1,804.4 1,502.6 1,642.6 Net Debt $ 1,647.4 $ 1,321.5 $ 1,474.0 Redeemable non-controlling interests 1,122.1 1,072.1 1,073.4 Shareholders' equity 1,255.6 850.5 753.6 Total capitalization $ 4,025.1 $ 3,244.1 $ 3,301.0 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.5x 2.2x 2.4x Capital Expenditures $ 45.5 $ 60.4 Acquisition Spend (2) $ 495.5 $ 140.9 Nine months ended September 30, 2024 September 30, 2023 September 30, 2024 December 31, 2023 September 30, 2023 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Revised 2024 outlook to reflect year - to - date results and updated fundraising expectations in the high - margin Investment Management segment for the remainder of the year Colliers 11 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit ava ila bility for commercial real estate transactions could materially impact the outlook. 2024 Outlook Revised Prior Actual 2023 Measure +8% to +13% +8% to +13% - 3% Revenue growth +8% to +12% +8% to +18% - 6% Adjusted EBITDA growth +6% to +12% +11% to +21% - 23% Adjusted EPS growth Outlook for 2024

Appendix Reconciliation of non - GAAP measures

Colliers 13 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 69,377 $ 29,376 $ 155,440 $ 63,470 Income tax 21,131 18,096 55,478 38,112 Other income, including equity earnings from non-consolidated investments (4,121) (801) (5,704) (5,007) Interest expense, net 23,350 24,228 62,598 71,730 Operating earnings 109,737 70,899 267,812 168,305 Loss on disposal of business operations - - - 2,282 Depreciation and amortization 56,073 51,163 156,426 151,449 Gains attributable to MSRs (6,151) (3,199) (11,178) (12,286) Equity earnings from non-consolidated entites 4,008 685 5,240 4,371 Acquisition-related items (20,931) 15,366 (34,212) 53,502 Restructuring costs 5,087 4,485 13,920 12,266 Stock-based compensation expense 6,813 5,513 20,947 16,726 Adjusted EBITDA $ 154,636 $ 144,912 $ 418,955 $ 396,615 Three months ended Nine months ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023

Colliers 14 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 (US$ thousands) Net earnings $ 69,377 $ 29,376 $ 155,440 $ 63,470 Non-controlling interest share of earnings (14,929) (14,210) (35,074) (38,967) Interest on Convertible Notes - - - 2,861 Loss on disposal of operations - - - 2,282 Amortization of intangible assets 38,226 37,486 107,697 111,659 Gains attributable to MSRs (6,151) (3,199) (11,178) (12,286) Acquisition-related items (20,931) 15,366 (34,212) 53,502 Restructuring costs 5,087 4,485 13,920 12,266 Stock-based compensation expense 6,813 5,513 20,947 16,726 Income tax on adjustments (5,383) (11,853) (26,116) (35,046) Non-controlling interest on adjustments (5,060) (6,207) (18,331) (17,133) Adjusted net earnings $ 67,049 $ 56,757 $ 173,093 $ 159,334 (US$) Diluted net earnings (loss) per common share $ 0.73 $ 0.53 $ 1.73 $ (0.04) Interest on Convertible Notes, net of tax - - - 0.04 Non-controlling interest redemption increment 0.34 (0.21) 0.68 0.56 Loss on disposal of operations - - - 0.05 Amortization expense, net of tax 0.59 0.49 1.48 1.45 Gains attributable to MSRs, net of tax (0.07) (0.04) (0.13) (0.15) Acquisition-related items (0.45) 0.26 (0.84) 0.97 Restructuring costs, net of tax 0.08 0.07 0.21 0.19 Stock-based compensation expense, net of tax 0.10 0.09 0.33 0.29 Adjusted EPS $ 1.32 $ 1.19 $ 3.46 $ 3.36 Diluted weighted average shares for Adjusted EPS (thousands) 50,797 47,549 50,054 47,480 Three months ended Nine months ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023 Three months ended Nine months ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023

Colliers 15 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by operating activities $ 107,128 $ 42,153 $ 110,702 $ 8,558 Contingent acquisition consideration paid 69 35,655 3,107 38,646 Purchase of fixed assets (16,158) (19,349) (45,511) (60,411) Cash collections on AR Facility deferred purchase price 32,957 31,896 101,805 91,207 Distributions paid to non-controlling interests (17,475) (16,702) (66,302) (67,822) Free cash flow $ 106,521 $ 73,653 $ 103,801 $ 10,178 Three months ended Nine months ended September 30, 2024 September 30, 2023 September 30, 2024 September 30, 2023

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 16 Other Non - GAAP Measures